Exhibit 99.3

Bank of Montreal 2021 Annual Meeting Notice and access for shareholders

You have been invited to attend BMO’s 2021 annual meeting of shareholders.

As COVID-19 continues to challenge Canadians and the economy, we have decided, and have received a court order to allow us to hold our 2021 annual meeting virtually again this year. You can participate in the virtual meeting by logging on to our live webcast.	Date and time April 7, 2021 9:30 a.m. (Eastern time) Webcast Watch live at https://web.lumiagm.com/458701741 Enter password: bmo2021 (case sensitive)

We’re making our 2021 management proxy circular available online this year instead of mailing it to you, following a set of rules developed by the Canadian Securities Administrators called notice and access, and pursuant to an exemption received from the Office of the Superintendent of Financial Institutions.

We encourage you to get your copy right away, and to read it before you vote.

Why we’re sending you this notice

This notice tells you how to get a copy of our 2021 management proxy circular (circular). The circular tells you what you will be voting on at the meeting, and how you can vote. We encourage you to get your copy right away.

Downloading it online is the fastest and easiest way to get a copy – please see the instructions below. You can also order a printed copy if you prefer.

This package also includes a proxy form or voting instruction form – you will need it to vote your shares. You’ll find instructions on the back of the form and starting on page 4 of the circular, including how to appoint someone else to be your proxyholder. To be valid, your proxy voting instructions must be received no later than 5:00pm (ET) on April 5, 2021 (or two business days before any adjournment if the meeting is adjourned).

How to download a copy of the circular

You can download the circular starting on March 8, 2021 at this website (www.envisionreports.com/BMO2021), on our website (www.bmo.com/home/about/banking/investor-relations/annual-general-meeting) or on SEDAR (www.sedar.com). The circular will be available until March 8, 2022.

How to get a printed copy

If you prefer to have a printed copy of the circular and plan to vote at this year’s meeting, call or send an email following the instructions below. We estimate that you must make your request by no later than 5:00 p.m. (Eastern time) on March 29, 2021 (or seven business days before any adjournment if the meeting is adjourned). A copy will be sent to you free of charge within three business days of receiving your request.

1-866-962-0498 (toll-free in Canada and the United States) or 1-514-982-8716 (outside North America) Enter the 15-digit control number as indicated on your form of proxy or voting instruction form.

Send an email: service@computershare.com Include your 15-digit control number on your proxy form or voting instruction form.

If you would like a printed copy of the circular on or after the date of meeting, call either of the numbers above any time before March 9, 2022. A free printed copy will be sent to you within 10 calendar days after receiving your request.

Bank of Montreal 2021 Annual Meeting Notice and access for shareholders

2021 meeting agenda

The following items will be covered at the meeting.	Where to read about it in the circular

1. Receive BMO’s consolidated financial statements for the year ended October 31, 2020 and the auditors’ report	page 2

2. Elect the board of directors	page 2

3. Appoint the auditors	page 2

4. Vote (on an advisory basis) on our approach to executive compensation	page 3

5. Consider the shareholder proposal requesting an additional climate change related report	page 3

Questions? If you have questions about notice and access or need help getting a copy of the circular, call: • 1-866-964-0492

Check in regularly for information updates

Updates on how to vote and participate at the meeting will be posted on (www.envisionreports.com/BMO2021), on our website (www.bmo.com/home/about/banking/investor-relations/annual-general-meeting), and on SEDAR (www.sedar.com). Please be sure to check in from time to time.

How to vote

Please see the voting instructions starting on page 4 of the circular for detailed information about voting.

You can vote in advance by proxy or voting instruction form, or vote in real-time at the virtual meeting. Voting using the form provided is the easiest way to vote.

How to vote in advance

Send your voting instructions by completing all sections of your form, signing it, and sending it to Computershare.

Fax your signed form to 1-866-249-7775 (toll-free in Canada and the United States) 1-416 263-9524 (outside North America)

Mail your signed form in the envelope provided (or mail it to Bank of Montreal, c/o Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1)
or

Provide your voting instructions online by going to www.investorvote.com and following the instructions.

Call 1-866-732-VOTE (8683) (toll-free)

You will need your 15-digit control number on your form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. Computershare must receive your voting instructions by no later than 5:00 p.m. (Eastern time) on April 5, 2021 (or if the meeting is adjourned the second last business day before it is reconvened).

How to vote at the virtual meeting

To vote at the virtual meeting:

•	Log in online at https://web.lumiagm.com/458701741. We recommend that you log in at least fifteen minutes before the meeting starts.
•	Click “Shareholder” and then enter the 15-digit control number on your proxy form (your username),
•	Enter your password: “bmo2021” (case sensitive).
•	Follow the instructions to access the meeting, and vote when prompted.

How to change your vote

If you change your mind after you’ve voted in advance, you must deliver a signed written notice changing your instructions to one of the following:

•	our Corporate Secretary before 5:00 p.m. (Eastern time) on April 5, 2021 (or if the meeting is adjourned the second last business day before it is reconvened) at the address, fax number or email in the circular
•	the Chair of the Board before the meeting starts or any adjourned meeting reconvenes.

You can also change your vote by voting at the virtual meeting (see the instructions above).